SEC
Mail Processing
Section

SEP 09 2008

Washington, DC
101

DAVIS LLP LEGAL ADVISORS SINCE 1892

08004901

FROM THE OFFICE OF	Joy Syho
DIRECT LINE	604.443.2643
DIRECT FAX	604.605.4879
E-MAIL	jsyho@davis.ca
FILE NUMBER	50277-00001

August 29, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
SEP 16 2008
THOMSON REUTERS

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

Davis:3773100.1

dlw 9/15

Exemption No. 82-1209

August 29, 2008

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	August 14, 2008 August 19, 2008 August 21, 2008
(g)	Form 51-102F3, Material Change Report	August 22, 2008
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	August 14, 2008 August 18, 2008
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not	N/A

Document Name or Information		Documents Filed
	previously filed	
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A

Document Name or Information		Documents Filed
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	August 14, 2008 August 19, 2008 August 21, 2008
(f)	Form 51-102F3, Material Change Report	August 22, 2008
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A

Document Name or Information			Documents Filed
(q)	Notice of Intention to Sell by a Control Person		N/A
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	August 11, 2008 August 12, 2008 August 15, 2008
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information	N/A

Document Name or Information		Documents Filed
	Circular	
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

August 14, 2008

Initial closing of non-brokered private placement raises over $1.0 million

Vancouver, British Columbia, August 14, 2008 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("**GGL**"), announces that GGL has had an initial closing of its non-brokered private placement originally announced on July 8, 2008, with a second smaller closing to occur shortly. In the initial closing a combination of 1,900,000 flow-through common shares at a price of $0.25 per flow-through share and 2,855,000 non-flow-through units at a price of $0.20 per non-flow-through unit were placed for gross proceeds of $1,046,000. Each non-flow-through unit consisted of one non-flow-through common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share until August 13, 2010 at $0.30 per share in the first year and $0.40 per share in the second year. GGL paid an 8% finder's fee consisting of a total of 30,000 common shares and $8,160 in cash. The securities have a hold period until December 14, 2008.

The funds will be used to expand the drill program for nickel and for exploration at GGL's 100%-owned PGB claims in the Northwest Territories, and for general corporate purposes. The subscription proceeds allocated to the flow-through shares will be incurred as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and GGL will renounce such proceeds to the subscribers effective for the 2008 tax year. The second closing of the private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein at GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

August 19, 2008

Non-brokered private placement raises total of $1.09 million

Vancouver, British Columbia — GGL Diamond Corp. (TSXV: GGL) ("GGL"), announces that it has closed the final tranche of its non-brokered private placement originally announced on July 8, 2008, to bring the total gross proceeds raised to $1,090,000. In the final tranche, 160,000 flow-through common shares at a price of $0.25 each and 20,000 non-flow-through units at $0.20 each were placed for gross proceeds of $44,000. Each non-flow-through unit consisted of one non-flow-through common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share until August 18, 2010 at $0.30 per share in the first year and $0.40 per share in the second year. No finder's fee was paid in connection with the final tranche. The securities in the final tranche have a hold period until December 19, 2008.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein at GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

GGL DIAMOND CORP.

NEWS RELEASE

August 21, 2008

Drilling set to go on PGB (NT) nickel and VMS targets; and for copper-gold at McConnell Creek (BC)

Vancouver, British Columbia -- Ray Hrkac, CEO, GGL Diamond Corp. (TSXV: GGL) ("GGL"), is pleased to report that drilling is set to begin this week on a number of high conductance, large, discrete targets for potential nickel and VMS mineral deposits on GGL's 100%-owned claims on the **Providence Greenstone Belt (PGB)** in the Northwest Territories (NT).

A total of 30 moderate to high conductance VTEM (Versatile time-domain electromagnetic) geophysical targets were identified from the state-of-the-art airborne survey completed earlier this year.

One of several large VTEM targets prospective for nickel mineralization, designated as "61W", will be drilled first. This feature consists of a strong EM conductor hosted within a moderate to low magnetic zone. The "61W" zone has overall dimensions of 1.4 km (NE) by 0.5 km (NW). Modeling of parts of the conductor suggests it is comprised of a number of discrete units some of which are of very high conductance. This area is an extension of areas sampled during the 2007 program, in which ultrabasic rocks were identified as komatiites. The identified komatiites within the Company's PGB project area have geochemical signatures similar to komatiites that host nickel deposits in similar Archean terranes worldwide.

Exploration work in 2007 and to date in 2008 has confirmed and enhanced the potential for magmatic nickel deposits associated with komatiites and also established that the PGB, in common with many greenstone belts, has the potential for VMS (copper, zinc, lead, silver and gold) deposits and for gold deposits associated with both iron formation and major structural shear zones. The results of the 2008 VTEM airborne survey were exceptional for the number of isolated, discrete, high conductance geophysical anomalies and at this stage of exploration, reflected a most successful outcome.

Based at Zip Camp, our field crews, including crews from Aurora Geosciences Ltd., have been examining, evaluating and selecting drill sites for the various areas. The VTEM targets are large and should any one target return positive drill results then extensive drilling to outline a possible deposit would be required.

The realization of the varied economic potential of the area led the Company to take an aggressive approach to land acquisition. The Company holds a total of 426,104.88 acres over a length of 120km of the PGB.

The independent Qualified Persons for the Company for the PGB project are N.C. Carter, PhD., P.Eng., Consulting Geologist, and Qualified Persons from the consulting firm of Aurora Geosciences Ltd.

Drill permit issued for McConnell Creek, BC copper-gold project

At GGL's prospective copper-gold property at **McConnell Creek** in north central British Columbia, the drill permit has been issued and GGL is in the process of fulfilling the requirements of that permit. The Company hopes to move the drill into position within the next several days.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein at GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. ("GGL")
#904-675 West Hastings Street
Vancouver, BC
V6B 1N2

Item 2. Date of Material Change

August 13 and 18, 2008

Item 3. News Release

Disseminated on August 14 and 19, 2008 through Marketwire.

Item 4. Summary of Material Change

The Company announced it had closed the non-brokered private placement previously announced on July 8, 2008 and had raised $1.09 million.

Item 5. Full Description of Material Change

Private Placement

On August 13, 2008, GGL had an initial closing of the non-brokered private placement originally announced on July 8, 2008, and then had a second smaller closing on August 18, 2008 and raised gross aggregate proceeds of $1,090,000.

In the initial closing a combination of 1,900,000 flow-through common shares at a price of $0.25 per flow-through share and 2,855,000 non-flow-through units at a price of $0.20 per non-flow-through unit were placed for gross proceeds of $1,046,000. Each non-flow-through unit consisted of one non-flow-through common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share until August 13, 2010 at $0.30 per share in the first year and $0.40 per share in the second year. GGL paid an 8% finder's fee consisting of a total of 30,000 common shares and $8,160 in cash. The securities have a hold period until December 14, 2008.

In the second and final closing, 160,000 flow-through common shares and 20,000 non-flow-through units were placed for gross proceeds of $44,000. Each warrant entitles the holder to purchase one common share until August 18, 2010 at $0.30 per share in the first year and $0.40 per share in the second year. No finder's fee

was paid in connection with the final closing. The securities in the final tranche have a hold period until December 19, 2008.

The following information updates GGL's Material Change Report dated July 16, 2008 to reflect that less than $2,000,000 was placed under the private placement and the participation of one additional insider, Nick DeMare, a director of the Company.

Interested Parties – Interest & Participation in the Private Placement

Two associates of a director and two directors participated in the private placement. RAH Consulting Ltd., a company wholly owned by Raymond A. Hrkac, a director, President & CEO of GGL, as well as Mr. Hrkac's wife, Shirley Hrkac, each participated as to 50,000 units. William Boden, a director of the Company, participated as to 720,000 flow-through shares and 100,000 units. Nick DeMare, a director of the Company, participated as to 100,000 flow-through shares and a company wholly owned by Nick DeMare participated as to 20,000 units.

Following the closing of the first and second tranches, these persons own shares or convertible securities of GGL as follows:

Raymond A. Hrkac now owns directly or indirectly through RAH Consulting Ltd., a total of 1,242,352 common shares, being approximately 0.86 % of the present issued capital of GGL. He also owns options to purchase a total of a further 2,430,000 common shares and directly or indirectly through RAH Consulting Ltd. warrants to acquire a further 50,000 common shares. In the event of the exercise of these convertible securities, Raymond A. Hrkac would then own, directly and indirectly, a total of 3,722,352 common shares, being 2.57 % of the then issued capital.

Shirley Hrkac now owns a total of 276,634 common shares, being approximately 0.19 % of the present issued capital. She also holds warrants to acquire a further 50,000 common shares, and in the event of their exercise, would then own a total of 326,634 common shares, being 0.23% of the then issued capital.

William Boden owns directly or indirectly through CW Marketing Ltd., a total of 3,528,000 common shares, being approximately 2.44% of the present issued capital of GGL. He also owns options to purchase a total of a further 950,000 common shares and holds warrants to acquire a further 100,000 common shares. In the event of the exercise of these convertible securities, William Boden will then own, directly and indirectly, a total of 4,578,000 common shares, being 3.16% of the then issued capital.

Nick DeMare owns directly or indirectly through DNG Capital Corp. and Chase Management Ltd., a total of 674,500 common shares, being approximately 0.47%

% of the present issued capital of GGL. He also owns options to purchase a total of 1,140,000 common shares and directly or indirectly owns warrants to purchase a further 120,000 common shares. In the event of the exercise of these convertible securities, Nick DeMare will then own, directly or indirectly, a total of 1,934,500 common shares, being 1.33% of the then issued capital.

Review and Board Approval Process

On August 13, 2008, the directors approved the second tranche of 160,000 flow-through shares and 20,000 units at which time Nick DeMare declared his interest and abstained from voting. There was no material contrary view or abstention by any disinterested director as to the terms of the private placement.

Formal Valuation & Exemptions

No formal valuation was required for this transaction or any prior private placement.

Raymond A. Hrkac, RAH Consulting Ltd., Shirley Hrkac, William Boden, CW Marketing Ltd., Nick DeMare and DNG Capital Corp. are exempt from the formal valuation and minority shareholder approval requirements with respect to the private placement because each of their participation in the private placement and the value of their subscription is not greater than 25% of GGL's market capitalization.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Raymond A. Hrkac, President & CEO
Phone: 604-688-0546

Item 9. Date of Report

August 22, 2008

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp. (the "Issuer")
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 13, 2008

Item 6: For each security distributed:

(a) describe the type of security,

(i) **Flow-Through Shares ("FT Shares")**

(ii) **Units ("Units"), each unit consisting of one common share and one non-transferable common share purchase warrant ("Warrant").**

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

(i) **1,900,000 FT Shares; and**

(ii) **2,855,000 Units. Each Warrant entitles the holder to purchase one common share in the capital of the Issuer for a term of two years from the distribution date at a price of $0.30 in the first year and at a price of $0.40 in the second year.**

(c) state the exemption(s) relied on.

S. 2.5 and 2.3 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[(1)]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**18**	**$0.25 per FT Share** **$0.20 per Unit**	**$450,000** **$269,000**
Ontario	**2**	**$0.25 per FT Share** **$0.20 per Unit**	**$25,000** **302,000**
Total number of Purchasers	**20**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$1,046,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Jones Gable & Co. Ltd. #325 – 555 Burrard St. Vancouver, BC V7X 1M7	**$160**	**10,000 common shares**	**$0.20**	**S. 74(2)(23)**	**$2,160**
Raymond James Ltd. #2200- 925 West Georgia St. Vancouver, BC V6C 3L2	**Nil**	**20,000 common shares**	**$0.20**	**S. 74(2)(23)**	**$4,000**
Haywood Securities Inc. 2000 - 400 Burrard Street Vancouver, BC V6C 3A6	**$8,000**	**NIL**	**N/A**	**N/A**	**$8,000**

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.
Date: August 14, 2008

GGL Diamond Corp.
Name of issuer (please print)
Raymond A. Hrkac, President & CEO (604) 688-0546
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Assistant Secretary, GGL Diamond Corp.
604-266-1684

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

  (i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

  (ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

  (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

  (iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Full name, residential address and telephone number of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date of distribution
Teresa Wyper 18921 – 74th Avenue Surrey, BC V4N 3G5 604-527-3612	50,000 Units	$10,000	S. 2.3 of NI 45-106	August 13, 2008
Bernard Leroux #2100 – 400 Burrard St. Vancouver, BC V6C 3A6 604-697-7407	500,000 Units	$100,000	S. 2.3 of NI 45-106	August 13, 2008
Paul W. Richardson 4569 W. 13th Avenue Vancouver, BC V6R 2V5 604-224-4272	125,000 Units	$25,000	S. 2.5 of NI 45-105	August 13, 2008
B. R. Tom Pallan 1159 Ash Street Campbell River, BC V9W 1G8 250-287-9201	175,000 Units	$35,000	S. 2.5 of NI 45-105	August 13, 2008
RAH Consulting Ltd. #44 – 2351 Parkway Blvd. Coquitlam, BC V3E 3P2 604-688-0546	50,000 Units	$10,000	S. 2.5 of NI 5-106	August 13, 2008
Guyle Tippe 410 Selman Street Coquitlam, BC V3K 6H8 604-461-2987	50,000 Units & 100,000 FT Shares	$35,000	S. 2.3 of NI 45-106	August 13, 2008

Full name, residential address and telephone number of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date of distribution
Marvin E. Gustafson 2587 Bond Street Prince George, BC V2N 3Z6 250-563-6848	50,000 Units	$10,000	S. 2.5 of NI 5-106	August , 200813
Russell Sydney Selwood 4250 West 9th Avenue Vancouver, BC V6R 2C5 604-224-4126	40,000 Units & 80,000 FT Shares	$28,000	S. 2.5 of NI 5-106	August 13, 2008
Barbara Lane Selwood 4250 West 9th Avenue Vancouver, BC V6R 2C5 604-224-4126	5,000 Units & 40,000 FT Shares	$11,000	S. 2.5 of NI 5-106	August 13, 2008
William J. Boden 4264 West 9th Avenue Vancouver, BC V6R 2C5 604-891-3288	100,000 Units & 720,000 FT Shares	$200,000	S. 2.5 of NI 5-106	August 13, 2008
Robin Louis 5011 Howe Sound Lane West Vancouver, BC V7W 1L3 604-926-7283	25,000 Units & 180,000 FT Shares	$50,000	S. 2.3 of NI 5-106	August 13, 2008
Shirley Hrkac #44 – 2351 Parkway Blvd. Coquitlam, BC V3E 3P2 604-468-8536	50,000 Units	$10,000	S. 2.5 of NI 5-106	August 13, 2008
Craig R. Hostland 134 Applebrooke Cres. Kelowna, BC V1V 1W4 250-763-6395	50,000 Units & 200,000 FT Shares	$60,000	S. 2.3 of NI 5-106	August 13, 2008
Charles Balaban 377 Burnhamthorpe Road East Mississauga, ON L5A 3Y1 905-279-3461	10,000 Units & 100,000 FT Shares	$27,000	S. 2.3 of NI 5-106	August 13, 2008
Scott Wyper 18921 – 74th Avenue Surrey, BC V4N 3G5 604-527-3612	100,000 FT Shares	$25,000	S. 2.3 of NI 5-106	August 13, 2008

Full name, residential address and telephone number of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date of distribution
William Barclay 7749 Angus Drive Vancouver, BC V6P 5K6 604-219-7194	25,000 Units & 200,000 FT shares	$55,000	S. 2.5 of NI 5-106	August 13, 2008
Gisela L. Brinkhaus #2102 – 1020 Harwood St. Vancouver, BC V6E 4R1 604-889-7774	25,000 units	$5,000	S. 2.3 of NI 5-106	August 13, 2008
Donald Lyons 1225 Tower Crescent Williams Lake, BC V2G 1A6 250-392-3266	12,500 units & 90,000 FT shares	$25,000	S. 2.3 of NI 5-106	August 13, 2008
Richard Kosolofski 30 Country Club Blvd. Williams Lake, BC V2G 3T2 250-392-2676	12,500 units & 90,000 FT shares	$25,000	S. 2.3 of NI 5-106	August 13, 2008
Pinetree Resource Partnership #2500 – 130 King Street West Toronto, ON M5X 1A9 416-941-9600	1,500,000 units	$300,000	S. 2.3 of NI 5-106	August 13, 2008

Instructions:

1. File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report. If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3. One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4. In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp. (the "Issuer")
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ______________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 18, 2008

Item 6: For each security distributed:

(a) describe the type of security,

(i) **Flow-Through Shares ("FT Shares")**

(ii) **Units ("Units"), each unit consisting of one common share and one non-transferable common share purchase warrant ("Warrant").**

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

(i) **160,000 FT Shares; and**

(ii) **20,000 Units. Each Warrant entitles the holder to purchase one common share in the capital of the Issuer for a term of two years from the distribution date at a price of $0.30 in the first year and at a price of $0.40 in the second year.**

(c) state the exemption(s) relied on.

S. 2.5 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)(1)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**3** **1**	**$0.25 per FT Share** **$0.20 per Unit**	**$40,000** **$ 4,000**
Total number of Purchasers	**4**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$44,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities: Number and type of securities issued	Securities: Price per security	Securities: Exemption relied on and date of distribution	Total dollar value of compensation (Canadian $)
N/A					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: August 18, 2008

GGL Diamond Corp.

Name of issuer (please print)

William J. Boden, Director c/o (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Assistant Secretary, GGL Diamond Corp.
604-266-1684

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator. However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Full name, residential address and telephone number of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on	Date of distribution
Dave DeMare **1171 Marsden Court** **Burnaby, BC** **604-254-5788**	**30,000 FT Shares**	**$7,500**	**S. 2.5 of NI 45-106**	**August 18, 2008**
Marisa DeMare **4606 Alpha Drive** **Burnaby, BC V5C 3M9** **604-251-7440**	**30,000 FT Shares**	**$7,500**	**S. 2.5 of NI 45-106**	**August 18, 2008**
Nick DeMare **4338 Frances Street** **Burnaby, BC V5C 2R3** **604-685-9316**	**100,000 FT Shares**	**$25,000**	**S. 2.5 of NI 45-106**	**August 18, 2008**
DNG Capital Corp. **#1305 – 1090 West Georgia Street** **Vancouver, BC** **604-685-9316**	**20,000 Units**	**$4,000**	**S. 2.5 of NI 45-106**	**August 18, 2008**

Exemption No. 82-1209

GGL Diamond Corp.

Listed Company

GGL DIAMOND CORP. ("GGL")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: August 11, 2008
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to the first tranche of a Non-Brokered Private Placement announced July 8, 2008:

Number of Shares: 1,900,000 flow-through shares and 1,355,000 non flow-through shares

Purchase Price: $0.25 per flow-through per share and $0.20 per non flow-through share

Warrants: 1,355,000 share purchase warrants attached to the non flow-through shares to purchase 1,355,000 shares

Warrant Exercise Price: $0.30 for a one year period
$0.40 in the second year

Number of Placees: 19 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares
William J. Boden Y 820,000
RAH Consulting Ltd. Y 50,000
Bernard Leroux P 500,000

Finder's Fee: $8,000 payable to Haywood Securities Inc., $160 and 10,000 non flow-through shares payable to Jones Gable & Co. Ltd. and 20,000 non flow-through shares payable to Raymond James Ltd.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

TSX-X

Exemption No. 82-1209

INFO TSX VENTURE **Bulletin Contents**

company person symbol start home

GGL Diamond Corp.

Listed Company

---- Navigation Options ----

GGL DIAMOND CORP. ("GGL")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: August 12, 2008
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to the second tranche of a Non-Brokered Private Placement announced July 8, 2008:

Number of Shares: 1,500,000 shares

Purchase Price: $0.20 per share

Warrants: 1,500,000 share purchase warrants to purchase 1,500,000 shares

Warrant Exercise Price: $0.30 for a one year period
$0.40 in the second year

Number of Placees: 1 placee

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

TSX-X

Exemption No. 82-1209

GGL Diamond Corp.

Listed Company

GGL DIAMOND CORP. ("GGL")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: August 15, 2008
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced July 8, 2008:

Number of Shares: 20,000 non flow-through shares and 160,000 flow-through shares

Purchase Price: $0.20 per non flow-through share and $0.25 per flow-through

Warrants: 20,000 share purchase warrants to purchase 20,000 shares attached to the non flow-through shares

Warrant Exercise Price: $0.30 for a one year period
$0.40 in the second year

Number of Placees: 3 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares
Nick DeMare Y 120,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

TSX-X

END